               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
  For the fiscal year ended December 31, 1998
                            ------------------
                                OR
__TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
  For the transition period from             to
                                 ----------      ---------
     Commission file number   33-75622
                              ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 SAVINGS PLAN FOR THE EMPLOYEES
                    OF ALBEMARLE CORPORATION

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     Albemarle Corporation
                      330 S. Fourth Street
                    Richmond, Virginia 23219

                      REQUIRED INFORMATION

          See Appendix 1.


                           SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              SAVINGS PLAN FOR THE EMPLOYEES OF
                              ALBEMARLE CORPORATION



                              BY:  s/Charles B. Walker
                                   ------------------------
                                   Charles B. Walker
                                   Chairman of the Savings Plan
                                        Committee


Dated: June 30, 1999


      3                                                     Appendix I






               SAVINGS PLAN FOR THE EMPLOYEES OF
                     ALBEMARLE CORPORATION
                         ANNUAL REPORT
                   DECEMBER 31, 1998 AND 1997

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES


                                                          Page


Report of Independent Accountants                          2

Financial Statements:

  Statement of Assets Available for Benefits With Fund
   Information at December 31, 1998                        3

  Statement of Assets Available for Benefits With Fund
   Information at December 31, 1997                        4

  Statement of Changes in Assets Available for Benefits
   With Fund Information for the Year Ended
   December 31, 1998                                       5

  Notes to Financial Statements                          6-13

Supplemental Schedules:

  Assets Held for Investment Purposes, December 31, 1998  14

  Nonexempt Party-in-Interest Transactions for the Year
  Ended December 31, 1998                                  *

  Obligations in Default for the Year Ended
  December 31, 1998                                       15

  Leases in Default for the Year Ended December 31, 1998   *

  Reportable Transactions for the Year Ended
  December 31, 1998                                       16

   *Trustee reported no such transactions or leases in default.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of The Savings Plan for the Employees of Albemarle Corporation

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Savings
Plan for the Employees of Albemarle Corporation (the "Plan") at December 31, 1998 and 1997, and the changes in assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998, obligations in default and reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. These supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 1999
                               -2-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1998

                                         Participant Directed
                   ------------------------------------------------------------------------
                     Common       Common Stock                      Co-Mingled
                     Stock        Inactive Options                   Trusts
                   ----------- ---------------------------  -------------------------------
                   Albemarle     Ethyl       Tredegar       Merrill Lynch
                   Corporation Corporation Industries, Inc.  Retirement     Merrill Lynch
                    Common       Common       Common         Preservation    Equity Index
                    Stock        Stock        Stock             Trust            Trust
                   ----------- ----------- ---------------  -------------- ----------------
Assets:

Cash               $230,539       $15,442           $101        $28,106
                   ----------- ----------- -------------- ---------------- ----------------
Investments:

 Co-Mingled Trusts:
  Merrill Lynch
  Retirement
  Preservation
  Trust(cost
  $37,691,936)                                               37,691,936

  Merrill Lynch
  Equity Index
  Trust (cost
  $35,941,349)                                                               $46,551,220

 Mutual Funds:

  PIMCO Total Return
  Fund (cost
  $6,479,924)

  Merrill Lynch
  Capital Fund, Inc.
  (cost
  $10,786,215)

  Davis New York
  Venture Fund, Inc.
  (cost
  $4,049,297)

  Alliance Premier
  Growth Fund
  (cost
  $4,607,896)

  Merrill Lynch
  Growth Fund
  (cost
  $2,180,059)

  Franklin Small
  Cap Growth
  Fund (cost
  $3,507,910)

  Ivy
  International
  Fund (cost
  $1,200,296)

 Loan Fund:

  Loan Fund

 Common Stocks:

  Albemarle
  Corporation
  (cost
  $59,930,665)

   Participant
   directed      52,932,663

   Non-
   participant
   directed

  Ethyl
  Corporation
  (cost
  $16,954,752)                 12,788,184

  Tredegar
  Industries, Inc.
  (cost
  $715,566)                                   12,500,550
                ------------- ------------ --------------- --------------- ---------------
    Total
     Investments 52,932,663    12,788,184     12,500,550     37,691,936        46,551,220

Receivables:

 Interest and
 dividends                                                       24,158

 Employee
 contributions       13,479                                       8,070            14,523

 Employer
 contributions

 Loan repayments

   Assets
   available    ------------- ------------ --------------- --------------- ---------------
   for benefits $53,176,681   $12,803,626    $12,500,651    $37,752,270       $46,565,743
                ------------- ------------ --------------- --------------- ---------------
                ------------- ------------ --------------- --------------- ---------------

The accompanying notes are an integral part of the financial statements.

                                          -3-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1998

                                         Participant Directed
                   ------------------------------------------------------------------------
                                            Mutual Funds
                   ------------------------------------------------------------------------
                    PIMCO       Merrill        Davis          Alliance        Merrill
                    Total        Lynch       New York         Premier         Lynch
                    Return      Capital       Venture         Growth          Growth
                    Fund       Fund, Inc.   Fund, Inc.         Fund            Fund
                   ----------- ----------- -------------- ---------------- ---------------
Assets:

Cash
                   ----------- ----------- -------------- ---------------- ----------------
Investments:

 Co-Mingled Trusts:
  Merrill Lynch
  Retirement
  Preservation
  Trust(cost
  $37,691,936)

  Merrill Lynch
  Equity Index
  Trust (cost
  $35,941,349)

 Mutual Funds:

  PIMCO Total Return
  Fund (cost
  $6,479,924)      $6,352,216

  Merrill Lynch
  Capital Fund,
  Inc. (cost
  $10,786,215)                 $10,586,699

  Davis New York
  Venture Fund,
  Inc.(cost
  $4,049,297)                                 $4,388,435

  Alliance Premier
  Growth Fund
  (cost
  $4,607,896)                                                 $5,770,756

  Merrill Lynch
  Growth Fund
  (cost
  $2,180,059)                                                               $1,751,887

  Franklin Small
  Cap Growth
  Fund (cost
  $3,507,910)

  Ivy
  International
  Fund (cost
  $1,200,296)

 Loan Fund:

  Loan Fund

 Common Stocks:

  Albemarle
  Corporation
  (cost
  $59,930,665)

   Participant
   directed

   Non-
   participant
   directed

  Ethyl
  Corporation
  (cost
  $16,954,752)

  Tredegar
  Industries, Inc.
  (cost
  $715,566)
                ------------- ------------ --------------- --------------- ---------------
    Total           6,352,216   10,586,699     4,388,435       5,770,756     1,751,887
     Investments

Receivables:

 Interest and
 dividends

 Employee
 contributions          2,664        6,681         2,346           2,273           954

 Employer
 contributions

 Loan repayments

   Assets
   available    ------------- ------------ --------------- --------------- ---------------
   for benefits    $6,354,880  $10,593,380    $4,390,781      $5,773,029    $1,752,841
                ------------- ------------ --------------- --------------- ---------------
                ------------- ------------ --------------- --------------- ---------------

The accompanying notes are an integral part of the financial statements.

                                            -3-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1998
                                                         Non-Participant
                            Participant Directed            Directed
                   ------------------------------------- ------------------
                                               Loan           Common
                        Mutual Funds           Fund            Stock
                   ----------------------- ------------- ------------------ ----------------
                    Franklin      Ivy                       Albemarle
                    Small Cap  International   Loan         Corporation
                   Growth Fund    Fund         Fund         Common Stock        Total
                   ----------- ----------- -------------- ----------------- --------------
Assets:

Cash                                                                            $274,188
                   ----------- ----------- -------------- ---------------- ----------------
Investments:

 Co-Mingled Trusts:
  Merrill Lynch
  Retirement
  Preservation
  Trust(cost
  $37,691,936)                                                                37,691,936

  Merrill Lynch
  Equity Index
  Trust (cost
  $35,941,349)                                                                46,551,220

 Mutual Funds:

  PIMCO Total Return
  Fund (cost
  $6,479,924)                                                                  6,352,216

  Merrill Lynch
  Capital Fund,
  Inc.(cost
  $10,786,215)                                                                 10,586,699

  Davis New York
  Venture Fund,
  Inc.(cost
  $4,049,297)                                                                   4,388,435

  Alliance Premier
  Growth Fund
  (cost
  $4,607,896)                                                                   5,770,756

  Merrill Lynch
  Growth Fund
  (cost
  $2,180,059)                                                                   1,751,887

  Franklin Small
  Cap Growth
  Fund (cost
  $3,507,910)      $3,539,211                                                   3,539,211

  Ivy
  International
  Fund (cost
  $1,200,296)                   $1,212,910                                      1,212,910

 Loan Fund:

  Loan Fund                                  $2,525,318                         2,525,318

 Common Stocks:

  Albemarle
  Corporation
  (cost
  $59,930,665)

   Participant
   directed                                                                    52,932,663

   Non-
   participant
   directed                                                 $43,637,026        43,637,026

  Ethyl
  Corporation
  (cost
  $16,954,752)                                                                 12,788,184

  Tredegar
  Industries, Inc.
  (cost
  $715,566)                                                                    12,500,550
                ------------- ------------- --------------- --------------- ---------------
    Total           3,539,211    1,212,910    2,525,318      43,637,026       242,229,011
     Investments

Receivables:

 Interest and
 dividends                                                                         24,158

 Employee
 contributions          1,418          292                                         52,700

 Employer
 contributions                                                   24,159            24,159

 Loan repayments                                  7,929                             7,929

   Assets
   available    ------------- ------------ --------------- --------------- ---------------
   for benefits    $3,540,629   $1,213,202    $2,533,247     $43,661,185     $242,612,145
                ------------- ------------ --------------- --------------- ---------------
                ------------- ------------ --------------- --------------- ---------------

The accompanying notes are an integral part of the financial statements.

                                     -3-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997


                                         Participant Directed
                  -------------------------------------------------------------------------
                     Common       Common Stock                      Co-Mingled
                     Stock        Inactive Options                   Trusts
                  ------------ ---------------------------  -------------------------------
                   Albemarle     Ethyl       Tredegar       Merrill Lynch
                   Corporation Corporation Industries, Inc.  Retirement     Merrill Lynch
                    Common       Common       Common         Preservation   Equity Index
                    Stock        Stock        Stock             Trust           Trust
                  ------------ ----------- -------------- ---------------- ---------------
Assets:

Cash                                                            $50,725
                  ------------ ----------- -------------- ---------------- ----------------
Investments:

Co-Mingled Trusts:

 Merrill Lynch
 Retirement
 Preservation
 Trust(cost
 $37,708,235)                                                37,708,235

 Merrill Lynch
 Equity Index
 Trust (cost
 $36,444,235)                                                                 $37,749,800

Mutual Funds:

 PIMCO Total Return
 Fund (cost
 $6,344,260)

 Merrill Lynch
 Capital Fund,
 Inc. (cost
 $10,828,717)

 Davis New York
 Venture Fund,
 Inc, (cost
 $900,552)

 Alliance Premier
 Growth Fund
 (cost
 $794,843)

 Merrill Lynch
 Growth Fund
 (cost
 $881,787)

 Franklin Small
 Cap Growth
 Fund (cost
 $1,207,779)

 Ivy
 International
 Fund (cost
 $316,096)

Loan Fund:

 Loan Fund

Common Stocks:

 Albemarle
 Corporation
 (cost
 $55,986,394)

  Participant
  directed       56,146,418

  Non-
  participant
  directed

 Ethyl
 Corporation
 (cost
 $18,701,465)                  19,001,575

 Tredegar
 Industries, Inc.
 (cost
 $719,260)                                    13,806,159
                ------------- ------------ --------------- --------------- ---------------
    Total
     Investments 56,146,418    19,001,575     13,806,159     37,708,235        37,749,800

Receivables:

 Interest and
 dividends                                                          182

   Assets
   available    ------------- ------------ --------------- --------------- ---------------
   for benefits $56,146,418   $19,001,575    $13,806,159    $37,759,142       $37,749,800
                ------------- ------------ --------------- --------------- ---------------
                ------------- ------------ --------------- --------------- ---------------

The accompanying notes are an integral part of the financial statements.
                                        -4-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997
                                         Participant Directed
                   ------------------------------------------------------------------------
                                            Mutual Funds
                   ------------------------------------------------------------------------
                    PIMCO       Merrill        Davis          Alliance        Merrill
                    Total        Lynch       New York         Premier         Lynch
                    Return      Capital       Venture         Growth          Growth
                    Fund       Fund, Inc.    Fund, Inc.        Fund            Fund
                   ----------- ----------- -------------- ---------------- ---------------
Assets:

Cash                  $28,354                   $126,816         $15,417         $280,917
                   ----------- ----------- -------------- ---------------- ----------------
Investments:

Co-Mingled Trusts:

 Merrill Lynch
 Retirement
 Preservation
 Trust(cost
 $37,708,235)

 Merrill Lynch
 Equity Index
 Trust (cost
 $36,444,235)

Mutual Funds:

 PIMCO Total Return
 Fund (cost
 $6,344,260)        6,239,540

 Merrill Lynch
 Capital Fund,
 Inc. (cost
 $10,828,717)                  $10,643,543

 Davis New York
 Venture Fund,
 Inc. (cost
 $900,552)                                       916,056

 Alliance Premier
 Growth Fund
 (cost
 $794,843)                                                       817,150

 Merrill Lynch
 Growth Fund
 (cost
 $881,787)                                                                        901,104

 Franklin Small
 Cap Growth
 Fund (cost
 $1,207,779)

 Ivy
 International
 Fund (cost
 $316,096)

Loan Fund:

 Loan Fund

Common Stocks:

 Albemarle
 Corporation
 (cost
 $55,986,394)

  Participant
  directed

  Non-
  participant
  directed

 Ethyl
 Corporation
 (cost
 $18,701,465)

 Tredegar
 Industries, Inc.
 (cost
 $719,260)
                ------------- ------------ --------------- --------------- ---------------
    Total           6,239,540   10,643,543       916,056         817,150          901,104
     Investments

Receivables:

 Interest and
 dividends                102                        454              55            1,006

   Assets
   available    ------------- ------------ --------------- --------------- ---------------
   for benefits    $6,267,996  $10,643,543    $1,043,326        $832,622       $1,183,027
                ------------- ------------ --------------- --------------- ---------------
                ------------- ------------ --------------- --------------- ---------------

The accompanying notes are an integral part of the financial statements.
                                                     -4-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997
                                                         Non-Participant
                            Participant Directed            Directed
                   ------------------------------------- ----------------- ----------------
                                               Loan           Common
                        Mutual Funds           Fund            Stock
                   -----------------------  ------------- ---------------- ----------------
                    Franklin      Ivy                       Albemarle
                    Small Cap  International   Loan         Corporation
                   Growth Fund    Fund         Fund         Common Stock       Total
                   ----------- ----------- -------------- ---------------- ---------------
Assets:

Cash                   $8,104                                                   $510,333
                   ----------- ----------- -------------- ---------------- ----------------
Investments:

Co-Mingled Trusts:

 Merrill Lynch
 Retirement
 Preservation
 Trust(cost
 $37,708,235)                                                                 37,708,235

 Merrill Lynch
 Equity Index
 Trust (cost
 $36,444,235)                                                                 37,749,800

Mutual Funds:

 PIMCO Total Return
 Fund (cost
 $6,344,260)                                                                    6,239,540

 Merrill Lynch
 Capital Fund,
 Inc. (cost
 $10,828,717)                                                                  10,643,543

 Davis New York
 Venture Fund,
 Inc. (cost
 $900,552)                                                                        916,056

 Alliance Premier
 Growth Fund
 (cost
 $794,843)                                                                        817,150

 Merrill Lynch
 Growth Fund
 (cost
 $881,787)                                                                        901,104

 Franklin Small
 Cap Growth
 Fund (cost
 $1,207,779)        1,246,066                                                   1,246,066

 Ivy
 International
 Fund (cost
 $316,096)                        $316,206                                        316,206

Loan Fund:

 Loan Fund                                     $680,128                           680,128

Common Stocks:

 Albemarle
 Corporation
 (cost
 $55,986,394)

  Participant
  directed                                                                     56,146,418

  Non-
  participant
  directed                                                  $40,841,050        40,841,050

 Ethyl
 Corporation
 (cost
 $18,701,465)                                                                  19,001,575

 Tredegar
 Industries, Inc.
 (cost
 $719,260)                                                                     13,806,159
                ------------- ------------- --------------- --------------- ---------------
    Total           1,246,066      316,206      680,128      40,841,050       227,013,030
     Investments

Receivables:

 Interest and
 dividends                 28                                                       1,827


   Assets
   available    ------------- ------------ --------------- --------------- ---------------
   for benefits    $1,254,198     $316,206      $680,128     $40,841,050     $227,525,190
                ------------- ------------ --------------- --------------- ---------------
                ------------- ------------ --------------- --------------- ---------------

The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the Year Ended December 31, 1998

                                         Participant Directed
                   ------------------------------------------------------------------------
                     Common       Common Stock                      Co-Mingled
                     Stock        Inactive Options                   Trusts
                   ----------- ---------------------------  -------------------------------
                   Albemarle     Ethyl       Tredegar       Merrill Lynch
                   Corporation Corporation Industries, Inc.  Retirement     Merrill Lynch
                    Common       Common       Common         Preservation    Equity Index
                    Stock        Stock        Stock             Trust            Trust
                   ----------- ----------- ---------------  ------------- -----------------
Investment Income:

  Dividends and
  Interest           $836,794      $592,249      $81,185       2,264,596

  Loan Interest        45,139                                     17,716       $54,089

  Net appreciation
  (depreciation)
  in the fair value
  of investments     (463,710)   (4,696,548)     232,231                    10,426,672
                   ----------- ------------ --------------  ------------- -----------------

                      418,223    (4,104,299)     313,416       2,282,312    10,480,761

Contributions:

  Employee
  contributions     2,806,815                                  1,257,405     3,600,214

  Employer
  contributions
                   ----------- ------------ --------------  ------------- -----------------
    Total
    contributions   2,806,815                                  1,257,405     3,600,214
                   ----------- ------------ --------------  ------------- -----------------
    Total additions
    (deductions)    3,225,038    (4,104,299)     313,416       3,539,717    14,080,975
                   ----------- ------------ --------------  ------------- -----------------
Benefit Payments   (1,444,292)     (351,265)    (184,883)     (4,784,804)   (3,223,685)

Interfund
 Transfers         (4,736,573)   (1,742,385)  (1,423,979)      1,234,252    (2,041,457)

Other, net            (13,910)                   (10,062)          3,963           110
                   ----------- ------------ --------------  -------------- ----------------
  Total
  (deductions)
  additions        (6,194,775)   (2,093,650)  (1,618,924)     (3,546,589)   (5,265,032)
                   ----------- ------------ --------------  -------------- ---------------
  Net increase
  (decrease) for
  the year ended
  December 31,
  1998             (2,969,737)   (6,197,949)  (1,305,508)         (6,872)    8,815,943

Assets available
for benefits,
beginning of year  56,146,418    19,001,575   13,806,159      37,759,142    37,749,800
                   ----------- ------------ --------------  -------------- ---------------
Assets available
for benefits,
end of year       $53,176,681   $12,803,626  $12,500,651     $37,752,270   $46,565,743
                   ----------- ------------ --------------  -------------- ---------------
                   ----------- ------------ --------------  -------------- ---------------

The accompanying notes are an integral part of the financial statements.
                                              -5-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the Year Ended December 31, 1998

                                         Participant Directed
                   ------------------------------------------------------------------------
                                            Mutual Funds
                   ------------------------------------------------------------------------
                    PIMCO       Merrill        Davis          Alliance        Merrill
                    Total        Lynch       New York         Premier         Lynch
                    Return      Capital       Venture         Growth          Growth
                    Fund        Fund, Inc.   Fund, Inc.        Fund            Fund
                   ----------- ------------ -------------- -------------- -----------------

Investment Income:

  Dividends and
  Interest           $590,766      $674,565     $107,378        $111,840       $34,071

  Loan Interest         4,983         8,382        3,286           6,085         5,426

  Net appreciation
  (depreciation)
  in the fair value
  of investments      (33,409)       (7,122)     360,780       1,170,958       (474,043)
                   ----------- ------------ --------------  ------------- -----------------

                      562,340       675,825      471,444       1,288,883       (434,546)

Contributions:

  Employee
  contributions       458,058       982,349      452,668         402,846       265,348

  Employer
  contributions
                   ----------- ------------ --------------  ------------- -----------------
    Total
    contributions     458,058       982,349      452,668         402,846       265,348
                   ----------- ------------ --------------  ------------- -----------------
    Total additions
    (deductions)    1,020,398     1,658,174      924,112       1,691,729      (169,198)
                   ----------- ------------ --------------  ------------- -----------------
Benefit Payments   (1,891,219)     (588,847)     (33,653)        (23,380)      (43,982)

Interfund
 Transfers            958,305    (1,119,490)   2,459,199       3,272,202       788,924

Other, net               (600)                    (2,203)           (144)       (5,930)
                   ----------- ------------ --------------  -------------- ----------------
  Total
  (deductions)
  additions          (933,514)   (1,708,337)   2,423,343       3,248,678       739,012
                   ----------- ------------ --------------  -------------- ---------------
  Net increase
  (decrease) for
  the year ended
  December 31,
  1998                 86,884       (50,163)   3,347,455       4,940,407       569,814

Assets available
for benefits,
beginning of year   6,267,996    10,643,543    1,043,326         832,622     1,183,027
                   ----------- ------------ --------------  -------------- ---------------
Assets available
for benefits,
end of year        $6,354,880   $10,593,380   $4,390,781      $5,773,029    $1,752,841
                   ----------- ------------ --------------  -------------- ---------------
                   ----------- ------------ --------------  -------------- ---------------

The accompanying notes are an integral part of the financial statements.
                                                       -5-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
for the Year Ended December 31, 1998
                                                         Non-Participant
                            Participant Directed            Directed
                   ------------------------------------- ------------------ ----------------
                                               Loan           Common
                        Mutual Funds           Fund            Stock
                   ------------------------- ----------- ------------------ ----------------
                    Franklin      Ivy                       Albemarle
                    Small Cap  International   Loan         Corporation
                   Growth Fund    Fund         Fund         Common Stock      Total
                   ----------- ------------- ----------- ------------------ ----------------

Investment Income:

  Dividends and
  Interest            $50,037       $20,425                     $633,686     $5,997,592

  Loan Interest         4,144         1,165                                     150,415

  Net appreciation
  (depreciation)
  in the fair value
  of investments       21,605        13,219                      (87,760)     6,462,873
                   ----------- ------------ --------------  ------------- -----------------

                       75,786        34,809                      545,926     12,610,880

Contributions:

  Employee
  contributions       440,828       106,727                                  10,773,258

  Employer
  contributions                                                5,109,964      5,109,964
                   ----------- ------------ --------------  ------------- -----------------
    Total
    contributions     440,828       106,727            0       5,109,964     15,883,222
                   ----------- ------------ --------------  ------------- -----------------
    Total additions
    (deductions)      516,614       141,536            0       5,655,890     28,494,102
                   ----------- ------------ --------------  ------------- -----------------
Benefit Payments      (53,626)       (1,735)    ($35,777)       (724,980)   (13,386,128)

Interfund
 Transfers          1,823,615       757,195    1,880,967      (2,110,775)            0

Other, net               (172)                     7,929                        (21,019)
                   ----------- ------------ --------------  -------------- ----------------
  Total
  (deductions)
  additions         1,769,817       755,460    1,853,119      (2,835,755)   (13,407,147)
                   ----------- ------------ --------------  -------------- ---------------
  Net increase
  (decrease) for
  the year ended
  December 31,
  1998              2,286,431       896,996    1,853,119       2,820,135     15,086,955

Assets available
for benefits,
beginning of year   1,254,198       316,206      680,128      40,841,050    227,525,190
                   ----------- ------------ --------------  -------------- ---------------
Assets available
for benefits,
end of year        $3,540,629    $1,213,202   $2,533,247     $43,661,185   $242,612,145
                   ----------- ------------ --------------  -------------- ---------------
                   ----------- ------------ --------------  -------------- ---------------

The accompanying notes are an integral part of the financial statements.

                                                        -5-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   GENERAL:

   The accompanying financial statements of the Savings Plan For
   The Employees Of Albemarle Corporation (the "Plan") have been prepared in conformity with generally accepted accounting principles.

   On September 30, 1998, Albemarle Corporation ("Albemarle" or the "Company") finalized the purchase of 5,738,241 of its common shares through a self-tender offer at a price of $19.50 per share plus expenses. Participants in the Plan holding Albemarle stock were allowed to participate in the tender offer. In connection with this transaction, 109,796 shares of participant directed Albemarle common stock were redeemed for total net proceeds of $2,135,474. Proceeds received for the shares sold were transferred to the Merrill Lynch
   Retirement Preservation Trust and allocated to the appropriate participants' accounts.

   On July 31, 1995, Albemarle sold the assets and transferred the technology for its electronic materials business to MEMC Pasadena, Inc. ("MEMC") for approximately $59 million. Effective May 1, 1997, Albemarle and MEMC revised the operating agreements signed originally on July 31, 1995. Any employee whose employment with Albemarle was terminated as a result of the sale and who was employed by MEMC immediately following termination, is considered fully vested in their account balances.

   ACCOUNTING ESTIMATES:

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the reporting periods. Actual results could differ from those estimates.

   RISKS AND UNCERTAINTIES:

   The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for plan benefits and the statement of changes in assets available for plan benefits.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

   SECURITIES VALUATION:

   Investments are stated at values determined as follows:

   Common stocks               -last published sale
                                price on the New York
                                Stock Exchange
   Mutual funds
    and Equity Index Trust     -quoted market value

   Retirement Preservation
    Trust                      -Investments in
                                Guaranteed Insurance
                                Contracts (GIC's) and
                                Bank Investment
                                Contracts (BIC's) with
                                benefit responsive
                                features are carried at
                                cost plus accrued
                                interest (contract
                                value).  Synthetic
                                investment contracts are
                                stated at the contract
                                book value which
                                approximates amortized
                                cost.  Money market
                                instruments and US
                                Government agency
                                obligations are valued
                                at amortized cost.

   Loans to participants       -balances due which
                                approximate fair value


   SECURITIES TRANSACTIONS AND RELATED INVESTMENT INCOME:

   Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the statement of changes in assets available for benefits the "net appreciation (depreciation) in the fair value of investments" which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant's account balance.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS


2. DESCRIPTION OF PLAN:

   The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 451 Florida Street, Baton Rouge, Louisiana 70801.

3. INVESTMENT FUNDS:

   Effective November 1, 1997, Merrill Lynch Trust Company of America was appointed trustee and Merrill Lynch, Price, Fenner & Smith, Inc. was appointed investment manager and record keeper of the Plan (collectively "Merrill Lynch"). Prior to November 1, 1997, NationsBank of Georgia, N.A. ("NationsBank") was the investment manager, record keeper and trustee of the Plan. At the time of the transition, all of the money invested in the active funds offered by NationsBank were transferred to the new investment funds offered by Merrill Lynch. The Plan consists of ten active funds and two inactive funds. The active funds are as follows:

   Albemarle Corporation Common Stock Fund, invested in common stock of Albemarle.

   Merrill Lynch Retirement Preservation Trust, a collective trust maintained by Merrill Lynch Trust Company of America and invested primarily in a broadly diversified portfolio of GIC's and BIC's, synthetic GIC's and separate accounts in obligations of U.S. government and U.S. government agency securities, and in high-quality money market securities.

   PIMCO Total Return Fund, invested in shares of a registered investment company that invests in a diversified portfolio of fixed income securities of varying maturities, including some high-yield and foreign fixed income securities.

   Merrill Lynch Capital Fund, Inc., invested in shares of a registered investment company that invests in domestic and/or foreign equity, debt, and convertible securities.

   Merrill Lynch Equity Index Trust, a collective trust maintained by Merrill Lynch Trust Company of America indexed to the S&P 500 Index and invested in a portfolio of equity securities designed to substantially match the S&P 500 index.
                            -8-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS


3. INVESTMENT FUNDS, CONTINUED:

   Davis New York Venture Fund, Inc., invested in shares of a registered investment company that invests primarily in common stocks or convertible securities of companies with a market capitalization of at least $250 million. Cash or fixed-income securities may also be included in the portfolio.

   Alliance Premier Growth Fund, invested in shares of a registered investment company that invests primarily in equity securities of a limited number of carefully selected, large capitalization companies.

   Merrill Lynch Growth Fund, invested in shares of a registered investment company that invests in equity securities considered undervalued compared to market averages or the company's historic values.

   Franklin Small Cap Growth Fund, invested in shares of a registered investment company that invests primarily in equity securities of companies which have market capitalizations of less than $1 billion at the time of investment.

   Ivy International Fund, invested in shares of a registered investment company that invests primarily in equity securities traded in European, Pacific Basin and Latin
   American markets.

   Inactive funds are the Tredegar Industries, Inc. Common Stock
   Fund, which invested in common stock of Tredegar Industries, Inc., and the Ethyl Corporation Common Stock Fund, which invested in common stock of Ethyl Corporation.

   Participants currently in the Plan may select a program for investment in any of the ten active funds, or in any combination thereof. Contributions made by Albemarle are invested in the non-participant directed Albemarle
   Corporation Common Stock Fund, which contains both participant and non-participant directed balances.
   Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds; however, dividends earned are reinvested in the inactive funds. Transfers may be made between active funds and out of the inactive funds. In addition, participants have a one time election to transfer the Company's contributions from the Albemarle Corporation Common Stock fund to other active funds during the course of their employment. Any shares tendered in connection with Albemarle's offer to purchase shares of its common stock dated September 30, 1998, are not considered as the use of the one time election.
                            -9-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS


3.     INVESTMENT FUNDS, CONTINUED:

   At December 31, 1998 and 1997, there were 2,328 and 2,330 employees participating in the Plan, respectively. As of December 31, 1998 and 1997, approximately 2,215 and 2,262 employees were eligible to participate in the Plan, respectively. Participation in each fund was as follows:

                                      Number of Participants*
                                           December 31,
                                      ------------------------
                                         1998           1997
                                      ---------       --------
   Albemarle Common Stock Fund          2,328           2,330

   Ethyl Corporation Common Stock Fund  1,732           1,865

   Tredegar Industries, Inc. Common
    Stock Fund                            802             888

   Merrill Lynch Retirement
    Preservation Trust                  1,734           1,900

   PIMCO Total Return Fund                509             483

   Merrill Lynch Capital Fund, Inc.       629             615

   Merrill Lynch Equity Index Trust     1,389           1,369

   Davis New York Venture Fund, Inc.      347              70

   Alliance Premier Growth Fund           313              47

   Merrill Lynch Growth Fund              204              71

   Franklin Small Cap Growth Fund         286              76

   Ivy International Fund                 153              34


   * Includes former employees.

                            -10-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS



4. CONTRIBUTIONS:

   Participants in the Plan make pre-tax and/or after-tax contributions as defined in the Plan document limited to a percentage of their base salaries. Albemarle makes a matching contribution to the Plan equal to a percentage of each participant's contribution. These percentages vary for different groups of participating employees. Participant contributions are 100% vested at all times.

5. DISTRIBUTIONS:

   Benefits are recorded when paid. Employees become fully vested in the Company's matching contribution after completing five years of service. Employees are considered partially vested if they have completed from three to five years of service. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan.

6. PARTICIPANT LOANS

   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from
   (to) the Loan fund. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent on the last day of the quarter. The interest rate as of December 31, 1998 and 1997, was 8.75% and 9.5%, respectively. Principal and interest is paid ratably through payroll deductions.

7. FEDERAL INCOME TAXES:

   The Internal Revenue Service advised the Plan administrator on July 10, 1995, that the Plan constitutes a qualified trust under Section 401 of the Internal Revenue Code (the "Code") and is therefore exempt from federal income taxes. The Plan has been amended since July 10, 1995, and was restated effective November 1, 1997. Currently the U.S. Treasury Department has not reviewed these new amendments. However, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made by them and on their behalf by Albemarle or for investment income received on such investments.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS


8. STOCK PRICES:

   Closing stock prices per share at December 31, 1998 and 1997 were as follows:

                                         1998        1997

   Albemarle Corporation common stock   $23.750    $23.875

   Ethyl Corporation common stock         5.625      7.687

   Tredegar Industries, Inc. common
    stock*                               22.500     21.958

   *A 3-for-1 stock split occurred in
   1998, the 1997 common stock amount
   was restated to give effect to the
   stock split.



 9. ADMINISTRATION EXPENSES:

    Expenses totaling $9,226 for administering the Plan are borne entirely by Albemarle and no charge is made to the Plan with respect thereto.

10. FORFEITURES:

    Employees who leave Albemarle before becoming fully vested in Albemarle contributions forfeit the value of their nonvested account. Forfeitures during a Plan year serve to reduce required Company contributions and are reflected in the statement of changes in assets available for benefits with fund information in the year in which the forfeitures are applied to Albemarle's contribution. For the year ended December 31, 1998, $28,805 of forfeitures became available and will be used as a reduction of required Company contributions for the 1999 Plan year. For the year ended December 31, 1997, $17,945 of forfeitures became available and were used as a reduction of required Company contributions for the 1998 Plan year.

11. PLAN TERMINATION:

    Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in the Company's matching account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

12. PLAN AMENDMENT:

    Effective October 1, 1998, the Plan was amended to allow non-highly compensated participants, as defined by the Plan document, to make a pre-tax or after-tax election percentage ranging from a minimum of one percent (1%) to a maximum of fifteen percent (15%) to be contributed into the Plan.
                               -13-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION,
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1998

          (a)(b)(c)                       (d)           (e)
        Description                   Cost of         Current
                                       Each Item       Value*
----------------------------------    -----------  ------------
** Merrill Lynch Retirement
   Preservation Trust
   (37,691,936 units)                 $37,691,936    $37,691,936

   PIMCO Total Return Fund
   (602,677 units)                      6,479,924      6,352,216

** Merrill Lynch Capital Fund, Inc.
   (307,663 units)                     10,786,215     10,586,699

** Merrill Lynch Equity Index Trust
   (554,696 units)                     35,941,349     46,551,220

   Davis New York Venture Fund, Inc.
   (175,467 units)                      4,049,297      4,388,435

   Alliance Premier Growth Fund
   (190,706 units)                      4,607,896      5,770,756

** Merrill Lynch Growth Fund
   (81,445 units)                       2,180,059      1,751,887

   Franklin Small Cap Growth Fund
   (156,810 units)                      3,507,910      3,539,211

   Ivy International Fund
   (29,440 units)                       1,200,296      1,212,910

** Albemarle Corporation common stock,
   $.01 par value (4,066,092 shares)   59,930,665     96,569,689

   Ethyl Corporation common stock,
   $1.00 par value (2,273,455 shares)  16,954,752     12,788,184

   Tredegar Industries, Inc.
   common stock, no par value
   (555,580 shares)                       715,566     12,500,550

   Loan fund                                  ---      2,525,318
                                     -------------- --------------
    Total plan investments           $184,045,865   $242,229,011
                                     -------------- --------------
                                     -------------- --------------

    *See Note 1 of Notes to Financial Statements

   **Denotes a party-in-interest to the Plan

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS for the year ended December 31, 1998

a.  b. Identity and       c. Original amount  Amount received
       address of obligor    of loan          during the year

                                              d. Principal  e. Interest





-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
1.  Participant             $25,732.92         $1,780.22      $883.18




2.  Participant              18,000.00            485.14       252.42




3.  Participant               5,281.00             70.92        37.28




4.  Participant               5,000.00             93.10        48.74

* Loans are considered in default because of termination of employment. Amounts are deemed as taxable events.

                              -15-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS for the year ended December 31, 1998

a.  b. Identity and       f. Unpaid  g. Detailed description      Amount Overdue
       address of obligor    balance    of loan including
                             at end     dates of making and
                             of year    maturity, interest rate,
                                        the type and value of     h. Principal  i. Interest
                                        collateral, any
                                        renegotiation of the
                                        loan and the terms of
                                        the renegotiation and
                                        other material
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

1.  Participant             $23,952.70  Issued 5/18/98           $23,952.70*     --
                                        Maturity 5/15/03
                                        Interest Rate 8.5%


2.  Participant             $17,514.86  Issued 5/27/98            17,514.86*
                                        Maturity 5/18/03
                                        Interest Rate 8.5%


3.  Participant              $5,210.08  Issued 2/24/98             5,210.08*     --
                                        Maturity 2/21/03
                                        Interest Rate 8.5%


4.  Participant              $4,906.90  Issued 1/5/98              4,906.90*     --
                                        Maturity 1/3/03
                                        Interest Rate 8.5%

* Loans are considered in default because of termination of employment. Amounts are deemed as taxable events.

                              -15-

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998

a. Identity of   b. Description of            c. Purchase   d. Selling
party involved      asset (include interest      Price         Price
                    rate and maturity in
                    case of a loan)
-----------------------------------------------------------------------
-----------------------------------------------------------------------
                   PURCHASES:

*Albemarle
Corporation        Common Stock               $6,830,484           ---

*Merrill Lynch     Equity Index
                    Trust                      7,783,440           ---

*Merrill Lynch     Retirement
                    Preservation
                    Trust                     16,856,143           ---


                   SALES:

*Albemarle
Corporation        Common Stock                      ---    $9,405,885

*Merrill Lynch     Equity Index
                    Trust                            ---     9,408,692

*Merrill Lynch     Retirement
                    Preservation
                    Trust                            ---    16,872,442



(1) Ordinary brokerage charges on purchases or sales transactions are included in purchase price or shown as a reduction of sale price.

 *Denotes a party-in-interest to the Plan.
                               -16-


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998

a. Identity of   b. Description of           e. Lease   f. Expense    g. Cost
party involved      asset (include interest     Rental     incurred      of
                    rate and maturity in                   with          asset
                    case of a loan)                        transaction
                                                           (1)
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

                   PURCHASES:
*Albemarle
 Corporation       Common Stock                  ---           ---       $6,830,484

*Merrill Lynch     Equity Index Trust            ---           ---        7,783,440

*Merrill Lynch     Retirement
                    Preservation Trust           ---           ---       16,856,143

                   SALES:
*Albemarle
 Corporation       Common Stock                  ---           ---        6,353,903

*Merrill Lynch     Equity Index Trust            ---           ---        8,286,327

*Merrill Lynch     Retirement
                    Preservation Trust           ---           ---       16,872,442

(1) Ordinary brokerage charges on purchases or sales transactions are included in purchase price or shown as a reduction of sale price.

 *Denotes a party-in-interest to the Plan.
                             -16-


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998

a. Identity of   b. Description of            h. Current      i. Net
party involved      asset (include interest      value of        gain
                    rate and maturity in         asset on
                    case of a loan)              transaction
                                                 date
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

                   PURCHASES:
*Albemarle
 Corporation       Common Stock                  $6,830,484          ---

*Merrill Lynch     Equity Index Trust             7,783,440          ---

*Merrill Lynch     Retirement
                    Preservation Trust           16,856,143          ---

                   SALES:
*Albemarle
 Corporation       Common Stock                   9,405,885   $3,051,982

*Merrill Lynch     Equity Index Trust             9,408,692    1,122,365

*Merrill Lynch     Retirement
                    Preservation Trust           16,872,442          ---

(1) Ordinary brokerage charges on purchases or sales transactions are included in purchase price or shown as a reduction of sale price.

 *Denotes a party-in-interest to the Plan.

                               -16-

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-75622) of Albemarle Corporation of our report dated June 21, 1999, relating to the financial statements of the Savings Plan for the Employees of Albemarle Corporation, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Richmond, Virginia
June 30, 1999